UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                               GLG Partners, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37929X 107
            ---------------------------------------------------------
                                 (CUSIP Number)

                                 Pierre Lagrange
                             c/o GLG Partners, Inc.
                           399 Park Avenue, 38th Floor
                               New York, NY 10022
                      Attention: Alejandro San Miguel, Esq.
                     General Counsel and Corporate Secretary
                                 (212) 224-7200

                                 with a copy to:

                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 2, 2007
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP No. 37929X 107                                        Page 2 of 10 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Pierre Lagrange
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Belgium
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            159,725,152 shares(1)(2) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            4,623 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            796,600 shares (See Item 5)
       WITH
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,623 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0% of outstanding shares of Common Stock(3) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------- ---------------------------------------------------------------------

(1) Includes 398,300 shares and 398,300 warrants held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Lagrange is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares.

(2) Includes an aggregate of 158,928,552 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Lagrange may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares, except for the 4,623 shares reported in row 11 and otherwise to the extent of his pecuniary interest therein.

(3) Excludes as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable. Including as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable, the percentage would be 0.0%.

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP No. 37929X 107                                        Page 3 of 10 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Lagrange GLG Trust
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Jersey, Channel Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            158,928,552 shares(1) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            58,900,370 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,900,370 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.0% of outstanding shares of Common Stock(2) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 158,928,552 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. The Lagrange GLG Trust may be deemed to have beneficial ownership of these shares. The Lagrange GLG Trust disclaims beneficial ownership of these shares, except for the 58,900,370 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable. Including as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable, the percentage would be 19.3%.

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP No. 37929X 107                                        Page 4 of 10 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          G&S Trustees Limited
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Jersey, Channel Islands

--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            158,928,552 shares(1) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            58,900,370 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,900,370 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.0% of outstanding shares of Common Stock(2) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 158,928,552 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, may be deemed to have beneficial ownership of these shares. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust and for itself, disclaims beneficial ownership of these shares, except for the 58,900,370 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable. Including as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable, the percentage would be 19.3%.

                                  SCHEDULE 13D

----------------------                                     --------------------
CUSIP No. 37929X 107                                        Page 5 of 10 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Point Pleasant Ventures Ltd.
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            158,928,552 shares(1) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            58,900,370 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,900,370 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          24.0% of outstanding shares of Common Stock(2) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 158,928,552 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Point Pleasant Ventures Ltd. may be deemed to have beneficial ownership of these shares. Point Pleasant Ventures Ltd. is wholly owned by G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, and disclaims beneficial ownership of these shares, except for the 58,900,370 shares reported in row 11.

(2) Excludes as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable. Including as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable, the percentage would be 19.3%.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 6 of 10 Pages


Item 1. Security and Issuer.

         This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D dated November 13, 2007 (the "Schedule 13D") jointly filed by Pierre Lagrange and G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust (the "Lagrange Trustee"), relates to shares of common stock, par value $0.0001 per share (the "Common Stock"), of GLG Partners, Inc., a Delaware corporation formerly named Freedom Acquisition Holdings, Inc. (the "Company"), and shares of Series A voting preferred stock, par value $0.0001 per share, of the Company ("Series A Preferred Stock"), and Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and a subsidiary of the Company ("Exchangeable Shares"). The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the "Exchangeable Securities". This Amendment No. 2 is being filed solely to add the Lagrange GLG Trust as a Reporting Person to the original Schedule 13D filing with respect to securities previously reported by the Lagrange Trustee on behalf of the Lagrange GLG Trust in November 2007 and to update certain other information under Items 5 and 7 in the Schedule 13D and Amendment No. 1 to the Schedule 13D dated March 24, 2008 ("Amendment No. 1"). Unless otherwise defined in this Amendment No. 2, capitalized terms have the meanings set forth in the Schedule 13D and Amendment No. 1.

         The Company's principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.


Item 2. Identity and Background.

         The first paragraph of Item 2 as amended to add the Lagrange GLG Trust as follows:

         This statement is being filed jointly by Pierre Lagrange, the Lagrange GLG Trust, G&S Trustee Limited, in its capacity as trustee of the Lagrange GLG Trust (the "Lagrange Trustee"), and Point Pleasant Ventures Ltd. Mr. Lagrange, the Lagrange GLG Trust, the Lagrange Trustee and Point Pleasant Ventures Ltd. are hereinafter sometimes collectively referred to as the "Reporting Persons". The address of the business office of Mr. Lagrange is c/o GLG Partners, Inc., 399 Park Avenue, 38th Floor, New York, New York 10022. The address of the business offices of the Lagrange GLG Trust, the Lagrange Trustee and Point Pleasant Ventures Ltd. is Rathbone House, 15 Esplanade, St. Helier JE1 1RB, Jersey, Channel Islands. Mr. Lagrange is a citizen of Belgium, the Lagrange GLG Trust is a trust organized under the laws of Jersey, Channel Islands, the Lagrange Trustee is a company organized in Jersey, Channel Islands and Point Pleasant Ventures Ltd. is a British Virgin Islands company.

         The remainder of the information under Item 2 is unchanged.


Item 5. Interest in Securities of the Issuer.

         Item 5 is amended as follows:

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 7 of 10 Pages


          (a) As a result of the execution and delivery of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 158,928,552 shares (including Exchangeable Securities exchangeable into Common Stock), which are owned directly by the Voting Agreement Parties or over which the Voting Agreement Parties have the power to vote (the "Subject Shares"). These Subject Shares represent approximately 52.2% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement.

         As of the date hereof, the Reporting Persons have the following interests in Common Stock and Exchangeable Securities:

         Pierre Lagrange

               (i)    Amount beneficially owned: 4,623 shares

               (ii) Percent of class: 0.0% of outstanding shares of Common Stock(1)

               (iii)  Number of shares as to which such person has:

                      (a)   Sole power to vote or direct the vote: -0-

                      (b) Shared power to vote or direct the vote: 159,725,152 shares (consisting of (1) 158,928,552 shares of voting stock (including 58,904,993 Exchangeable Securities which are exchangeable for Common Stock) held by the parties to the Voting Agreement and (2) 398,300 shares and 398,300 warrants held by certain investment funds managed by GLG Partners LP)(2)(3)

                      (c)   Sole power to dispose or direct the disposition:
                            4,623 shares

                      (d)   Shared power to dispose or direct the disposition:
                            796,600 shares (consisting of 398,300 shares and 398,300 warrants)(3)

----------

(1) Excludes as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable. Including as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable, the percentages for Mr. Lagrange, the Lagrange GLG Trust, the Lagrange Trustee and Point Pleasant Ventures Ltd. would be 0.0%, 19.3%, 19.3% and 19.3%, respectively.

(2) The 158,928,552 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Lagrange may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares, except for the 4,623 shares reported in (i) above and otherwise to the extent of his pecuniary interest therein.

(3) The 398,300 shares and 398,300 warrants are held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Lagrange is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Lagrange disclaims beneficial ownership of these shares.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 8 of 10 Pages


         Lagrange GLG Trust

               (i)    Amount beneficially owned: 58,900,370 shares

               (ii) Percent of class: 24.0% of outstanding shares of Common Stock(4)

               (iii)  Number of shares as to which such person has:

                      (a)   Sole power to vote or direct the vote: -0-

                      (b) Shared power to vote or direct the vote: 158,928,552 shares (consisting of 158,928,552 shares of voting stock (including 58,904,993 Exchangeable Securities which are exchangeable for Common Stock) held by the parties to the Voting Agreement)(5)

                      (c)   Sole power to dispose or direct the disposition:
                            58,900,370 shares

                      (d)   Shared power to dispose or direct the disposition:
                            -0-

         G&S Trustees Limited

               (i)    Amount beneficially owned: 58,900,370 shares

               (ii) Percent of class: 24.0% of outstanding shares of Common Stock(4)

               (iii)  Number of shares as to which such person has:

                      (a)   Sole power to vote or direct the vote: -0-

                      (b) Shared power to vote or direct the vote: 158,928,552 shares (consisting of 158,928,552 shares of voting stock (including 58,904,993 Exchangeable Securities which are exchangeable for Common Stock) held by the parties to the Voting Agreement)(6)

----------

(4) Excludes as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable. Including as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable, the percentages for Mr. Lagrange, the Lagrange GLG Trust, the Lagrange Trustee and Point Pleasant Ventures Ltd. would be 0.0%, 19.3%, 19.3% and 19.3%, respectively.

(5) The 158,928,552 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. The Lagrange GLG Trust may be deemed to have beneficial ownership of these shares. The Lagrange GLG Trust disclaims beneficial ownership of these shares, except for the 58,900,370 shares reported in (i) above.

(6) The 158,928,552 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, may be deemed to have beneficial ownership of these shares. G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust and for itself, disclaims beneficial ownership of these shares, except for the 58,900,370 shares reported in (i) above.

CUSIP NO. 37929X 107              SCHEDULE 13D              Page 9 of 10 Pages


                      (c)   Sole power to dispose or direct the disposition:
                            58,900,370 shares

                      (d)   Shared power to dispose or direct the disposition:
                            -0-

         Point Pleasant Ventures Ltd.

               (i)    Amount beneficially owned: 58,900,370 shares

               (ii) Percent of class: 24.0% of outstanding shares of Common Stock(7)

               (iii)  Number of shares as to which such person has:

                      (a)   Sole power to vote or direct the vote: -0-

                      (b) Shared power to vote or direct the vote: 158,928,552 shares (consisting of 158,928,552 shares of voting stock (including 58,904,993 Exchangeable Securities which are exchangeable for Common Stock) held by the parties to the Voting Agreement)(8)

                      (c)   Sole power to dispose or direct the disposition:
                            58,900,370 shares

                      (d)   Shared power to dispose or direct the disposition:
                            -0-

         (b) None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the executive officers or directors of Point Pleasant Ventures Ltd., has engaged in any transactions involving Exchangeable Securities or Common Stock during the 60 days prior to the date of this Amendment No. 2.


Item 7. Material to be Filed as Exhibits.

Item 7 is amended to include a revised Exhibit 7.

Exhibit 7.          Joint Filing Agreement Pursuant to Rule 13d-1(k).

----------

(7) Excludes as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable. Including as outstanding shares 58,904,993 shares of Common Stock into which the Exchangeable Securities are exchangeable, the percentages for Mr. Lagrange, the Lagrange GLG Trust, the Lagrange Trustee and Point Pleasant Ventures Ltd. would be 0.0%, 19.3%, 19.3% and 19.3%, respectively.

(8) The 158,928,552 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Point Pleasant Ventures Ltd. may be deemed to have beneficial ownership of these shares. Point Pleasant Ventures Ltd. is wholly owned by G&S Trustees Limited, in its capacity as trustee of the Lagrange GLG Trust, and disclaims beneficial ownership of these shares, except for the 58,900,370 shares reported in (i) above.

CUSIP NO. 37929X 107              SCHEDULE 13D             Page 10 of 10 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009


                                        /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact for Pierre Lagrange


                                        G&S Trustees Limited, in its capacity
                                        as trustee of the Lagrange GLG Trust

                                        By: /s/ Alejandro San Miguel
                                            --------------------------------
                                            Alejandro San Miguel
                                            Attorney-in-fact


                                        G&S Trustees Limited

                                        By: /s/ Alejandro San Miguel
                                            --------------------------------
                                            Alejandro San Miguel
                                            Attorney-in-fact


                                        Point Pleasant Ventures Ltd.

                                        By: /s/ Alejandro San Miguel
                                            --------------------------------
                                            Alejandro San Miguel
                                            Attorney-in-fact